UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 25, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Joint Earnings Profit Sharing Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Report of Independent Auditors

The Employee Benefits Committee

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Hormel Foods Corporation Joint Earnings Profit Sharing Plan as of October 25, 2003 and October 26, 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2003 and October 26, 2002, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

April 16, 2004

Hormel Foods Corporation
Joint Earnings Profit Sharing Plan

Statements of Net Assets Available for Benefits

	October 25, 2003	October 26, 2002
Assets
Cash and cash equivalents	$327,455	$—
Investments	191,957,690	187,069,359
Contributions receivable from Hormel Foods Corporation	8,886,711	7,893,250
Net assets available for benefits	$201,171,856	$194,962,609

See accompanying notes.

Hormel Foods Corporation
Joint Earnings Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 25, 2003	October 26, 2002
Additions:
Contributions from Hormel Foods Corporation	$8,920,634	$7,914,282
Contributions from participants	98,934	97,900
Interest and dividend income	2,787,592	2,743,880
Assets transferred to Plan	327,411	—
	12,134,571	10,756,062

Deductions:
Distributions	9,585,800	9,859,084
Administrative expenses	160,336	169,704
	9,746,136	10,028,788

Net realized and unrealized appreciation in fair value of investments	3,820,812	2,197,886
Net additions	6,209,247	2,925,160
Net assets available for benefits at beginning of year	194,962,609	192,037,449
Net assets available for benefits at end of year	$201,171,856	$194,962,609

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

Notes to Financial Statements

October 25, 2003

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Joint Earnings Profit Sharing Plan (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value. Mutual funds are valued based on quoted market prices. For pooled separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of units in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which covers substantially all employees exempt from the minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 or salaried employees subject to the minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938. The amount contributed by Hormel Foods Corporation (the Company) each year is discretionary, authorized by the Board of Directors. The amount available to all participants is allocated in proportion of individual recognized compensation for the plan year to the recognized compensation for the plan year for all such eligible participants. The Plan contains a diversified selection of funds intended to satisfy the Internal Revenue Code (the Code) Section 404(c). Certain restrictions exist, as defined in the plan document, for investing of funds in other contribution accounts.

Plan participants may elect to make after-tax contributions to the Thrift account in amounts not to exceed statutory limits. Effective with the 2001 plan year, participants may invest in self-directed brokerage accounts.

Employees may also direct the Company to contribute their annual joint earnings allocation, or a portion thereof, to a Founders’ Fund investment fund within the Plan. The Company contributes a 50% additional contribution not to exceed $200 per year (discretionary limit) for Founders’ Fund contributions.

Employee and employer contributions are always 100% vested in the participants’ plan account.

The Company has the right under the plan agreement to terminate the Plan. In the event of termination of the Plan, the assets of the Plan shall be distributed to the participants.

Effective at the end of fiscal year 2003, the employer pension accounts maintained under West Central Turkey Inc.’s 401(k) Plan were merged into the Hormel Foods Corporation JEPST Plan.

Effective December 31, 2002 and August 1, 2003, eligible employees under Diamond Crystal Brands and Century Foods Inc., respectively, became covered under the Plan. Assets were not merged into the Plan, but employees were given the option to rollover their investments under the previous plans.

Effective April 27, 2003, JOTS International, Inc. and JOTS LLC eligible employees may now participate in the Plan.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 5% and 5.75% as of October 25, 2003 and October 26, 2002, respectively. The average yield on the Plan’s investment contract for the years ended October 25, 2003 and October 26, 2002 was 5% and 5.75%, respectively. Fair value of the investment contract was estimated to be approximately 97% and 95% of contract value as of October 25, 2003 and October 26, 2002, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 25, 2003 and October 26, 2002, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $3,820,812 and $2,197,886, respectively, as follows:

	2003	2002
Net appreciation (depreciation) in fair value during the year:
Nonpooled separate account	$(3,684,894)	$8,958,718
Mutual funds	1,063,643	(410,603)
Pooled separate accounts	6,442,063	(6,350,229)
	$3,820,812	$2,197,886

The Plan is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 42% at October 25, 2003 and 48% at October 26, 2002.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 25, 2003	October 26, 2002
Nonpooled separate accounts:
Hormel Foods Corporation common stock	$84,617,418	$94,010,715
IBT Money Market Fund	1,014,574	1,100,960
Total nonpooled separate accounts	85,631,992	95,111,675

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	53,421,446	53,212,013

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	11,177,531		*

*Investments did not equal 5% or more of the Plan’s net assets at plan year-end.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (a subaccount within the nonpooled separate account) is as follows:

	October 25, 2003	October 26, 2002
Net assets:
Hormel Foods Corporation common stock	$24,917,434	$25,138,442
IBT Money Market Fund	298,763	276,320
Total nonparticipant-directed investments	$25,216,197	$25,414,762

	Year Ended
	October 25, 2003	October 26, 2002
Changes in net assets:
Contributions	$1,416,813	$1,429,466
Net (depreciation) appreciation	(855,300)	2,091,054
Benefits paid to participants	(759,881)	(1,133,441)
Administrative expenses	(197)	(401)
	$(198,565)	$2,386,678

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 6, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

EIN: 41-0319970

Plan: 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 25, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value

Nonpooled separate account:
Hormel Stock Fund*	5,881,700 units	$59,865,049	$85,631,992

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	3,953,819 units	—	53,421,446

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	1,071,853 units	—	11,177,531
Conservative Growth Fund	320,956 units	—	3,604,377
Moderate Growth Fund	699,900 units	—	7,716,417
High Yield Fund	13,523 units	—	1,688,141
MM Small Core Value Fund	39,338 units	—	4,306,872
MM Aggressive Growth Fund	43,118 units	—	2,033,206
MM Indexed Equity Fund	11,329 units	—	2,975,736
MM Large Cap Value Fund	21,561 units	—	2,786,017
MM Core Bond Fund	1,066 units	—	1,375,085
Conservative Journey Fund	1,674 units	—	197,673
MM Fundamental Value Fund	43,504 units	—	4,017,621
Total pooled separate accounts		—	41,878,676

Mutual funds:
Manager’s Special Equity Fund	475,364 units	—	4,475,847
American Funds Euro Pacific Fund	218,668 units	—	2,601,772
American Funds Growth R4 Fund	138,965 units	—	1,407,769
Total mutual funds		—	8,485,388

Self-directed brokerage assets		—	2,540,188
Total assets held for investment purposes at end of year		$59,865,049	$191,957,690

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION JOINT EARNINGS PROFIT SHARING PLAN

Date:	April 22, 2004	By	/s/ M. J. McCOY
M. J. McCOY
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Auditors